January 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Jan Woo, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December29, 2010
File No. 000-27083

Dear Mr. Woo:

We are counsel to MAM Software Group, Inc. (“MAM,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated January 3, 2011, and our subsequent telephonic discussion of the same date, relating to the above-captioned Preliminary Proxy Statement.  Captions and section headings herein will correspond to those set forth in the amended Preliminary Proxy Statement (the “Proxy Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Approval of Reverse/Forward Split (Proposal No. 3)

Effect of Reverse/Forward Split on the Company, page 33

We note your response to prior comment 2 of our letter dated December 29, 2010 that the company does not intend this transaction to be the first step of a going-private transaction. It appears, however, that the transaction may cash out approximately 407 registered holders and 201 beneficial holders of the company common stock who own fewer than 100 shares of stock and, consequently, may result in fewer than 300 holders of record. Please explain whether the transaction will result in one of the going-private effects listed in Rule 13e-3(a)(3)(ii) of the Exchange Act. Specifically, disclose whether the transaction will than 300 holders of record which would cause you to be eligible to be eligible to terminate reporting obligations under Section 12(g) or Section 15(d). Explain any steps the company will take to ensure that the transaction will not cause one of the effects of a going-private transaction.

Jan Woo, Esq.

Securities and Exchange Commission

Response:

The Company has revised the Proxy Statement as follows. Please see page 30 of the Proxy Statement.

Background and Purpose of the Reverse/Forward Split

As of January 3, 2011, the Company had approximately 1,747 shareholders, comprised of approximately 743 holders of record and approximately 1,004 beneficial holders.  At January 3, 2011, approximately 375 registered holders of the Company common stock owned fewer than 100 shares of stock, and approximately 201 beneficial holders of the Company common stock owned fewer than 100 shares of stock. At that time, these stockholders in total represented approximately 33% of the total number of holders of the Company common stock, but owned approximately 0.009% of the total number of outstanding shares of common stock.  Assuming all 576 record and beneficial holders of our stock were cashed out at the time of the Reverse Split and before the Forward Split, we would be left with 1,171 shareholders post Reverse/Forward Split, well in excess of the 300 shareholder threshold that would enable the Company to be eligbile to terminate its reporting obligations under Section 12(g) or Section 15(d) of the Exchange Act.

In addition, we have added the following disclosure at the end of the first paragraph under “Effect of the Reverse/Forward Split on the Company” at page 33 of the Proxy Statement:

As noted above, assuming a Reverse Split of 1:100 and a Forward Split of 50:1, we will be left with approximately 1,171 shareholders, which is well in excess of the 300 shareholder threshold that would qualify the Company to be able to terminate its reporting obligations under Section 12(g) or Section 15(d) of the Exchange Act.

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David Danovitch, Esq.

David Danovitch, Esq.

cc: Michael Jamieson

Encls.